EXHIBIT 3.28

FRANCISCO V. AGUILAR Secretary of State 401 North Carson Street Carson City, Nevada 89701-4201 (775) 684-5708 Website: www.nvsos.gov www.nvsilverflume.gov

Certificate, Amendment or Withdrawal of Designation

NRS 78.1955, 78.1955(6)

   Certificate of Designation

   Certificate of Amendment to Designation - Before Issuance of Class or Series

   Certificate of Amendment to Designation - After Issuance of Class or Series

   Certificate of Withdrawal of Certificate of Designation

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:	Name of entity: SINGLEPOINT INC. Entity or Nevada Business Identification Number (NVID): NV20071641424
2. Effective date and time:	For Certificate of Designation or Amendment to Designation Only (Optional):	Date: 11/24/2023 Time: 09:30 AM (must not be later than 90 days after the certificate is filed)
3. Class or series of stock: (Certificate of Designation only)	The class or series of stock being designated within this filing:
4. Information for amendment of class or series of stock:	The original class or series of stock being amended within this filing: CLASS A CONVERTIBLE PREFERRED STOCK
5. Amendment of class or series of stock:	Certificate of Amendment to Designation- Before Issuance of Class or Series As of the date of this certificate no shares of the class or series of stock have been issued.

 Certificate of Amendment to Designation- After Issuance of Class or Series

The amendment has been approved by the vote of stockholders holding shares in the corporation entitling them to exercise a majority of the voting power, or such greater proportion of the voting power as may be required by the articles of incorporation or the certificate of designation.

6.Resolution: (Certificate of Designation and mendment to Designation only)

By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes OR amends the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.*

7. Withdrawal:

Designation being                                                       Date of

Withdrawn:                                                                 Designation:

No shares of the class or series of stock being withdrawn are outstanding.

The resolution of the board of directors authorizing the withdrawal of the certificate of designation establishing the class or series of stock: *

8. Signature: (Required)	X	Wil Ralston	Date:	11/24/2023
Signature of Officer

This form must be accompanied by appropriate fees.	page1 of 1
Revised: 1/1/2019

AMENDED

CERTIFICATE OF DESIGNATION

OF

CLASS A CONVERTIBLE PREFERRED STOCK

OF

SINGLEPOINT INC.

Section 1. Designation and Number of Shares. There is hereby designated out of the authorized and unissued shares of preferred stock of the Company a series of preferred stock designated as the “Class A Convertible Preferred Stock” (the “Class A Convertible Preferred Stock”). The authorized number of shares of Class A Convertible Preferred Stock shall be Eighty Million (80,000,000). Each share of Class A Convertible Preferred Stock shall be identical in all respects to every other share of Class A Convertible Preferred Stock.

Section 2. Definitions. All capitalized terms not defined in this Section 2 shall have the meanings set forth below and elsewhere in this Certificate of Designation.

(a)“Certificate of Designation” means this Certificate of Designation or comparable instrument relating to the Class A Convertible Preferred Stock, as it may be amended from time to time.

(b)“Class A Original Issue Date” shall mean the date on which such share of Class A Convertible Preferred Stock was issued.

(c)“Common Stock” means the common stock, par value $0.0001 per share, of the Company.

(d)“Parity Stock” means any class or series of stock of the Company (other than Class A Convertible Preferred Stock) the terms of which do not expressly provide that such class or series will rank senior or junior to Class A Convertible Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of the Company (in each case without regard to whether dividends accrue cumulatively or non-cumulatively).

(e)“Preferred Stock” means any and all series of preferred stock of the Company, including the Class A Convertible Preferred Stock.

Section 3. Dividends. The holders of the Class A Convertible Preferred Stock shall be entitled to receive Common Stock dividends when, as, if and in the amount declared by the directors of the Company to be paid in cash or in the then current market value of the Company’s common stock.

Section 4. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

4.1 Payments to Holders of Class A Convertible Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Class A Convertible Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders pari passu with any payment made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to any dividends declared but unpaid thereon.

Section 5. Voting.

5.1 General. On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Class A Convertible Preferred Stock shall be entitled to cast the number of votes equal to the number of Class A Convertible Preferred Stock held by such holder as of the record date for determining stockholders entitled to vote on such matter multiplied by fifty (50). Except as provided by law or by the other provisions of the Articles of Incorporation, holders of Class A Convertible Preferred Stock shall vote together with the holders of Common Stock as a single class. The voting rights herein shall not be effected or altered by a “Split” as defined below.

5.2 Class A Convertible Preferred Stock Protective Provisions. At any time when shares of Class A Convertible Preferred Stock are outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Articles of Incorporation) the written consent or affirmative vote of the holders of at least majority of the then outstanding shares of Class A Convertible Preferred Stock or all the holders of the Class A Convertible Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class:

5.2.1. amend, alter or repeal any provision of the Articles of Incorporation or Bylaws of the Company in a manner that adversely affects the powers, preferences or rights of the Class A Convertible Preferred Stock;

5.2.2. purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Company other than (i) redemptions of or dividends or distributions on the Class A Convertible Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Company or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value.

Section 6. Conversion.

The Class A Convertible Preferred Stock shall have the following conversion rights (the “Conversion Rights”):

A.	Holder’s Optional Right to Convert. Each share of Class A Convertible Preferred Stock shall be convertible, at the option of the holder(s), on the Conversion Basis (as set forth below) in effect at the time of conversion. Such right to convert shall commence as of the Class A Convertible Preferred Stock Original Issue Date. In the event that the holder(s) of the Class A Convertible Preferred Stock elect to convert such shares into Common Stock, the holder(s) shall have sixty (60) days from the date of such notice in which to tender their shares of Class A Convertible Preferred Stock to the Company.

B.	Conversion Basis. Each ten (10) shares of Class A Convertible Preferred Stock shall be convertible into one (1) share of the Company’s Common Stock. The holder hereof shall be required, if exercising its conversion rights hereunder, to convert the Class A Convertible Preferred Stock in multiples of ten shares. No fractional shares of Common Stock of the Company will be issued upon Conversion.

C.	Mechanics of Conversion. Before any holder of Class A Convertible Preferred Stock shall be entitled to convert the same into shares of Common Stock, such holder shall (i) give written notice to the Company, at the office of the Company or of its transfer agent for the Common Stock or the Preferred Stock, that he/she elects to convert the same and shall state therein the number of shares of Class A Convertible Preferred Stock being converted; and (ii) surrender the certificate or certificates therefor, duly endorsed. Thereupon the Company shall promptly issue and deliver to such holder of Class A Convertible Preferred Stock a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled. The conversion shall be deemed to have been made and the resulting shares of Common Stock shall be deemed to have been issued immediately prior to the close of business on the date of such notice and surrender of the shares of Class A Convertible Preferred Stock.

D.	Adjustments to the Conversion Basis.

(i)	Stock Splits and Combinations. The Conversion Basis of the Class A Convertible Preferred Stock shall not be adjusted pursuant to any subdivision or combination of the Common Stock (including but not limited to a reverse or forward split).

(ii)	Reorganization, Mergers, Consolidations or Sales of Assets. At any time after the Company first issues the Class A Convertible Preferred Stock and while any of such shares remain outstanding, if there shall be a capital reorganization of the Common Stock (other than a subdivision, combination, reclassification, or exchange of shares), or a merger or consolidation of the Company with or into another Company, or the sale of all or substantially all of the Company’s assets to any other person, then as a part of such reorganization, merger, consolidation, or sale, provision shall be made so that the holders of the Class A Convertible Preferred Stock thereafter shall be entitled to receive upon conversion of the Class A Convertible Preferred Stock, the number of shares of stock or other securities or property of the Company, or of the successor Company resulting from such merger or consolidation or sale, to which a holder of Class A Convertible Preferred Stock deliverable upon conversion would have been entitled on such capital reorganization, merger, consolidation, or sale.

E.	Notices of Record Date. In the event of any reclassification or recapitalization of the capital stock of the Company, any merger or consolidation of the Company, or any transfer of all or substantially all of the assets of the Company to any other Company, entity, or person, or any voluntary or involuntary dissolution, liquidating, or winding up of the Company, the Company shall mail to each holder of Class A Convertible Preferred Stock at least 30 days prior to the record date specified therein, a notice specifying the date on which any such reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation, or winding up is expected to become effective, and the time, if any is to be fixed, as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation, or winding up.

F.	Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Class A Convertible Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Company shall pay cash equal to the product of such fraction multiplied by the fair market value of one share of the Company’s Common Stock on the date of conversion, as determined in good faith by the Company’s directors.

G.	Reservation of Stock Issuable Upon Conversion. The Company shall reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Class A Convertible Preferred Stock, a number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Class A Convertible Preferred Stock.

Section 7. Split of the Common Stock. In the event of any combinations of the Common Stock (including but not limited to a reverse or forward split), the number of shares of Class A Convertible Preferred Stock outstanding and authorized on the close of business on the effective date of such combination shall not be proportionately and equitably adjusted in the same ratio as the Split. The Conversion Basis and Voting rights set forth herein shall not be effected by a Split.

Section 8. Waiver. Any of the rights, powers, preferences and other terms of the Class A Convertible Preferred Stock set forth herein may be waived on behalf of all holders of Class A Convertible Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Class A Convertible Preferred Stock then outstanding.

Section 9. Notices. Any notice required or permitted by the provisions of this Certificate of Designation to be given to a holder of shares of Class A Convertible Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Company, or given by electronic communication, and shall be deemed sent upon such mailing or electronic transmission.

Section 10. Other Rights. The shares of Class A Convertible Preferred Stock shall not have any rights, preferences, privileges or voting powers or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Articles of Incorporation or as provided by applicable law.

IN WITNESS WHEREOF, Singlepoint Inc. has caused this Amended and Restated Certificate of Designation of Class A Convertible Preferred Stock to be signed by its Chief Executive Officer, this 22 day of November, 2023.

Singlepoint Inc.

By:	/s/ Wil Ralston
Name:	Wil Ralston
Title:	Chief Executive Officer